September 24, 2014

Via EDGAR and E-mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Robert S. Littlepage

Re:  8x8, Inc.
        Form 10-Q for Quarter Ended June 30, 2014
        Filed July 25, 2014
        File No. 000-21783

Ladies and Gentlemen:

This letter is in response to your letter received September 15, 2014 setting forth the comments of the staff of the Securities and Exchange Commission (the "Staff") regarding the Form 10-Q for the quarter ended June 30, 2014. For your convenience we have reproduced the Staff's comments in bold type and have followed each comment with our response. References in this letter to "we," "8x8," "the Company," "our" or "us" mean 8x8, Inc.

Form 10-Q for the Quarter Ended June 30, 2014
Results of Operations, page 24
Service Revenue, page 24

1. We note you attribute the 29.3% increase in service revenue to an increase in your business customer subscriber base and an increase in the average monthly service revenue per customer. Please expand your discussion to describe, in quantified detail, the impact of the various items affecting service revenue so that underlying reasons for the changes in service revenue, and any trends in service revenue, are transparent to a reader. In this regard, you should separately address the impact of the acquisition of Voicenet as well as the other significant factors, i.e. growth in organic subscriber base and the increase in average service revenue per customer.

Service revenue consists primarily of revenue attributable to the provision of our 8x8 cloud communication and collaboration services, and royalties earned from cloud technology licenses. We expect that cloud communication and collaboration service revenues will continue to comprise nearly all of our service revenues for the foreseeable future. 8x8 service revenues increased in the first quarter of fiscal 2015 primarily due to the increase in our business customer subscriber base (net of customer churn) from 33,374 business customers on June 30, 2013, to 39,340 on June 30, 2014 and an increase in the average monthly service revenue per customer from $263 on June 30, 2013 to $293 on June 30, 2014. The increase in business customers included approximately 1,000 customers obtained through our acquisition of Voicenet Ltd, on November 29, 2013.

We will add analysis similar to the above in future filings.

In connection with our responses to the Staff's comments, we acknowledge the following:

1. 8x8 is responsible for the adequacy and accuracy of the disclosures in the filings;

2. Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the filings; and

3. 8x8 may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any additional comments or questions, please direct such questions to the undersigned by telephone at (408) 654-0900 or by fax at (408) 654-3322.

Very truly yours,

/s/ Daniel Weirich
 Daniel Weirich
Chief Financial Officer

cc: 8x8, Inc.
       Vikram Verma, Chief Executive Officer